Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES A PROMISING OIL DISCOVERY

OFFSHORE NORWAY

CALGARY, Alberta – May 19, 2009 – Talisman Energy Norge AS, a wholly owned subsidiary of Talisman Energy Inc., has made a promising oil discovery in the 15/12-21 exploration well drilled on the Grevling Prospect in the North Sea. The Grevling well is located about 215 kilometres off the west coast of Norway in PL038, Block 15/12, on the eastern flank of the Central Graben.

The well, which targeted Mesozoic sandstone reservoirs on a structural high, was drilled to a total vertical depth of 3,268 metres, encountering a gross hydrocarbon bearing interval of approximately 133 metres. Two zones were tested at a combined rate of 1,250 bbls/d (197 m3/d). Currently a sidetrack well is being drilled down-dip on the flank of the structure to assess its volumetric upside potential. The discovery lies 16 kilometers north of the Talisman operated Varg Field.

"Grevling is a promising exploration discovery, close to our Varg facility,” said Richard Herbert, Executive Vice-President, Exploration. “This, along with the recent Barents acreage award in the 20th Licencing Round, reinforces our long-term growth aspirations in Norway.”

Talisman has a 40% working interest in the Grevling discovery, Det norske oljeselskap ASA has a 30% working interest and Petoro AS holds the remaining 30%.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                        Shareholder and Investor Inquiries:
David Mann                                                                                     Christopher J. LeGallais
Vice President, Corporate                                                              Vice President, Investor Relations
& Investor Communications                                                         Phone:                      403-237-1957 Fax: 403-237-1210
Phone:                      403-237-1196 Fax:  403-237-1210                 Email:                       tlm@talisman-energy.com
E-mail:                      tlm@talisman-energy.com

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